UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Calais Resources Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

127907-10-3

(CUSIP Number)

James McClements

Resource Capital Fund III L.P.

1400 Sixteenth St., Suite 200

Denver, CO  80202

(720) 946-1444

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 15, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 127907-10-3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RCA III GP L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,200,000

	8.	Shared Voting Power —

	9.	Sole Dispositive Power 2,200,000

	10.	Shared Dispositive Power —

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,200,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.3%

14.	Type of Reporting Person (See Instructions) OO, HC

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Resource Capital Fund III L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,200,000

	8.	Shared Voting Power —

	9.	Sole Dispositive Power 2,200,000

	10.	Shared Dispositive Power —

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,200,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.3%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Resource Capital Associates III L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,200,000

	8.	Shared Voting Power —

	9.	Sole Dispositive Power 2,200,000

	10.	Shared Dispositive Power —

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,200,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.3%

14.	Type of Reporting Person (See Instructions) PN, HC

Item 1.	Security and Issuer

This Amendment Number 2 to the statement on Schedule 13D (the “Schedule”) originally filed on April 11, 2005 and amended by Amendment Number 1 (“Amendment No. 1”) filed on June 14, 2005, relates to the common stock, no par value (“Common Stock”), of Calais Resources Inc., a British Columbia corporation (the “Issuer”).

Item 4.	Purpose of Transaction
Item 4 of the Schedule is hereby amended by inserting the following immediately after the penultimate paragraph thereof:

The Fund retains its right under the Investor Rights Agreement to designate two persons to serve either as non-voting observers on the Issuer’s board of directors or as directors of the Issuer, but currently does not intend to exercise this right in the near term.

Item 5.	Interest in Securities of the Issuer
Item 5 of the Schedule is hereby amended by inserting the following immediately after the penultimate paragraph thereof:

As described in Item 6, following July 15, 2005, the Fund ceased to have beneficial ownership of any Option Shares or any Additional Shares.  Following that date, the Fund’s beneficial ownership of Common Stock was comprised of (i) 1.1 million shares of Common Stock owned of record by the Fund and (ii) the right to acquire 1.1 million Warrant Shares.  The Fund believes that, as of July 15, 2005, there were approximately 22,500,000 shares of Common Stock issued and outstanding.  Based on the foregoing, the Fund may be deemed to have sole voting and dispositive power over approximately 9.3% of the issued and outstanding Common Stock.  Because Associates is the general partner of the Fund, and RCA is general partner of Associates, both Associates and RCA may be deemed to have indirect beneficial ownership of the Common Stock beneficially owned by the Fund.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of the Schedule is hereby amended by inserting the following immediately after the penultimate paragraph thereof:

On July 15, 2005, the Fund’s right to acquire Option Shares pursuant to Option Agreements with three of the Option Sellers, RMS Enterprises LLC, Stephen Angelo Benaske and Matthew Witt, expired unexercised.  As a result, the Fund’s right to acquire voting control over the Additional Shares held by those Option Sellers pursuant to Voting Agreements expired as well.  As reported in Amendment No. 1, the Fund’s right to purchase Option Shares from, and to acquire voting control of Additional Shares held by, Michael Katz, the other Option Seller, expired on June 1, 2005.  Accordingly, following July 15, 2005, the Fund no longer has beneficial ownership of any of the Option Shares or the Additional Shares.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RCA III GP L.L.C.

DATE: July 19, 2005	By:	/s/ Brian T. Dolan
		Name:			Brian T. Dolan
		Title:			Vice President

RESOURCE CAPITAL ASSOCIATES III L.P.

By: RCA III GP L.L.C., General Partner

	By:	/s/ Brian T. Dolan
		Name:			Brian T. Dolan
		Title:			Vice President

RESOURCE CAPITAL FUND III L.P.

	By:	Resource Capital Associates III L.P., General Partner

		By:	RCA III GP L.L.C., General Partner

			By:	/s/ Brian T. Dolan
				Name:	Brian T. Dolan
				Title:	Vice President